SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

For the month of January 2004

BVR TECHNOLOGIES LTD.

1Azrieli Center, Tel Aviv, 67021, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection whit Rule 12g3-2 (b):82 — ______

BVR TECHNOLOGIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders of BVR Technologies Ltd. (the “Company” or “BVR”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Wednesday, February 11, 2004 at 2:00 p.m. (local time) to approve and act on the following proposals:

Proposal 1

        TO APPROVE, RATIFY AND CONFIRM the share purchase agreement (the “Agreement”) by and among the Company, Technoprises Apros & Chay Ltd. (“Technoprises”), and Apros & Chay MB Ltd., Prosper Abitbol and Avigdor Olshansky (the “Shareholders” and together with Technoprises the “Sellers”), dated as of December 22, 2003, pursuant to which the Company is to issue to the Shareholders 88,539,309 Ordinary Shares of the Company, nominal value NIS 0.01 each, which following their issuance shall equal to 90% of the issued share capital of the Company (the “Consideration Shares”). TO further APPROVE the issuance of the Consideration Shares to the Shareholders pursuant to the Agreement.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

Subject to the approval of Proposal 1, to approve the following resolutions:

Proposal 2

        TO SPLIT all of the Company’s issued and un-issued Ordinary Shares, such that every 1 Ordinary Share, nominal value NIS 0.50, shall be split into 50 Ordinary Shares, nominal value NIS 0.01 each (the “Split”), such that the authorized share capital of the Company after the Split shall be NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company shall be NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS 0.01 each.

        After the Split to cancel 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS 0.01 each, such that after such cancellation, the authorized share capital of the Company shall be NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company shall be 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

TO AMEND the Articles of Association of the Company accordingly.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

Proposal 3

        TO INCREASE the Company’s authorized share capital by NIS 1,700,000, divided into 170,000,000 Ordinary Shares, nominal value NIS 0. 01 each.

Following the above the Company’s authorized share capital shall be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, nominal value NIS 0.01 each.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

Proposal 4

        TO CHANGE the name of the Company to Technoprises Ltd. or any other similar name which shall be approved by the Registrar of Companies.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

Proposal 5

        TO PAY to Yaron Sheinman, CEO and director of the Company, or a company on his behalf, a one-time payment in the amount of $50,000 plus VAT for his services to the Company as of May 1, 2003 until today, including the services of managing the day to day affairs of the Company and negotiating the terms of the Transaction.

        The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The above resolution has been approved by the Audit Committee and the Board of Directors of the Company.

Proposal 6

        TO ENTER into a trust agreement with Yigal Arnon & Co., pursuant to which Yigal Arnon & Co. shall serve as a trustee for the shareholders of the Company, on the date of the closing of the Agreement, and shall hold any funds and balances in the Company’s accounts, the Company’s shares in Forever Blue Technologies Ltd. (previously BrightCom Technologies Ltd.) (“Forever Blue”) and any funds that might be received by the Company in connection with the shares of Forever Blue and distribute such assets, if any, to the shareholders of the Company, as of the closing, at a later date.

        The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting and voting thereon.

        Your Board of Directors recommends that you vote “FOR” all proposals above detailed.

Shareholders of record at the close of business on January 16, 2004 (the “Record Date”) will be entitled to notice of, and to vote at the meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

        Shareholders on the Record Date alone shall be eligible to vote at the Meeting or at any adjournments thereof.

        Each Ordinary Share entitles the holder thereof to vote on all of the proposals put to the vote.

        Your vote is important regardless of the number of Company shares you own. Accordingly, you are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors BVR Technologies Ltd. Yaron Sheinman, Director

Date: January15, 2004

PROXY STATEMENT

BVR TECHNOLOGIES LTD.
1 Azrieli Center

Tel Aviv, Israel

Telephone: 972-3-6966060

Fax: 972-3-6966262

EXTRAORDINARY MEETING OF SHAREHOLDERS

February 11, 2004

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of BVR Technologies Ltd. (the “Company” or “BVR”) for use at the Company’s Extraordinary Meeting of Shareholders (the “Meeting”) to be held on Wednesday, February 11, 2004, at 2:00 p.m. (local time) or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.50 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted for the proposals put to the vote.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about January 20, 2004. The Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

        The shareholders of record at the close of business on January 16, 2004 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournment thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

        Two shareholders who hold or represent together at least 51% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding a meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Proposal 1 – The Agreement

        At the Meeting, you will be asked to consider and vote upon a proposal to approve a share purchase agreement (the “Agreement”) by and among the Company, Technoprises Apros & Chay Ltd. (“Technoprises”), and Apros & Chay MB Ltd., Prosper Abitbol and Avigdor Olshansky (the “Shareholders” and together with Technoprises “the Sellers”) dated as of December 22, 2003, pursuant to which the Company is to issue to the Shareholders 88,539,309 Ordinary Shares of the Company, nominal value NIS 0.01 each, which following their issuance shall equal to 90% of the issued share capital of the Company (the “Consideration Shares”). To further approve the issuance of the Consideration Shares to the Shareholders pursuant to the Agreement.

The Transaction

        The description of the material terms of the Agreement set forth below is not intended to be a complete description of the document. We qualify this description by reference to the Agreement, copies of which are available upon request from the Company. We encourage you to read the Agreement in its entirety before you decide how to vote your Company shares.

        In accordance with the Agreement, we will purchase all of the issued and outstanding share capital of Technoprises, which at the closing will hold 39.4% of the issued and outstanding share capital of TelemAtik Media Ltd. (“TCM”), a private Israeli company engaged in cross multi-media content management and delivery. At the closing TCM will hold the goodwill and assets of TVgate Technologies, purchased from Comverse Ltd. and the Watchow Portals, licensed from Unicorp Ltd.

In consideration, we will issue to the Technoprises’ Shareholders 88,539,309 Ordinary Shares, nominal value NIS 0.01 each, constituting, after their issuance, 90% of BVR’s issued and outstanding share capital (the “Transaction”).

Technoprises Apros & Chay Ltd.

As disclosed to us by Technoprises and the Sellers, Technoprises is a private Israeli company formed on January 2004. Technoprises shareholders are Apros & Chay M.B. Ltd., Propseper Abitbol and Avigdor Olshansky. The Chairman of the Board of Directors and CEO of Technoprises is Mr. Prosper Abitbol and the President is Mr. Adam Ofek.

Technoprises is to invest in technology companies in the field of media and communications, marketing services, product businesses with high service content, technology services and outsourced services.

At the closing of the transaction with BVR, Technoprises will hold approximately 39.4% of the issued and outstanding share capital of TelemAtik Cross-Media Ltd. Technoprises also expects to close, in the near term, several other acquisitions in complementary technologies and service providers. Technoprises intends to restructure Coresma Ltd. a subsidiary of BVR to converge its technologies toward Technoprises’ CrossMedia Solutions.

TelemAtik Cross-Media Ltd. (TCM) – TCM is an Israeli private company. Its intention is to develop a new platform that allows for multimedia content to be delivered by using original and exclusive emotional marketing technology using sophisticated digital rights management independent of the browser usually required by the customer’s device.

As of the closing of the Transaction with BVR the other shareholders of TCM are: (i) Avigdor Olshansky (a founder of TCM and a member of the Advisory Committee of Technoprises “Olshansky”)- who shall hold approximately 16.6% of the issued and outstanding share capital; and (ii) the remaining 44% of TCM’s outstanding share capital is reserved for certain people and entities who are intended to contribute know-how, technologies, work or services to TCM (the “Co-founding Team”).

Technoprises and Olshansky, TCM’s major shareholders, are parties to a shareholders agreement pursuant to which they have agreed that: (i) the board of directors of TCM will be comprised of up to seven directors, which will be appointed as follows: three directors will be appointed by Technoprises, two directors by Olshansky, one director by mutual consent of Technoprises and Olshansky and one director by TCM’s Co-founding Team (the identity of such director is subject to the approval of the other directors of TCM’s Board); (ii) Technoprises and Olshansky will seek to coordinate and reach a prior consent between them with respect to issues being raised for the resolution of TCM’s shareholders.

Technologies

Following is a short description, provided by Technoprises and the Sellers, of the technologies and businesses which Technoprises is currently involved with, directly or through its subsidiary TCM:

TCM is engaged in the development of service-based solutions to telecommunications providers, media distributors and creators, and large corporate enterprises leveraging next-generation network technology. TCM seeks to offer IT consulting, systems integration, solution development and outsourcing services on a global scale based on its new Open Suite Digital Content Platform being developed by TCM to help businesses continue to implement growth strategies and leverage technology in the new digital content environment. This technology is designated to create the ability to take content from any source, enrich it by matching it with complementary content from other sources, package and deliver it to any device, PC, TV set, cellular phone, PDA, PVR, radio, etc.

TCM seeks to integrate various existing technologies which will be purchased or licensed to TCM from several companies and organizations (in consideration for TCM shares and royalties) to provide an ultimate joint platform in the content area, for managing and delivering different sorts of content for business, leisure and entertainment; distributing it in the accurate format to the right end user on different devices.

TVGate

TVGATE, a former division of Comverse Ltd. (NASDAQ: CMVT), was recently purchased by Technoprises. The consideration to be paid by Technoprises to Comverse Ltd. for TVGate consists of cash to be paid in several installments and shares of BVR which are to be transferred to Comverse within two years (the shareholders of the Company, as of the date of the closing, shall not be diluted as a result of such transfer of shares to Comverse). Technoprises has paid the first installment at the closing of the transaction with Comverse. The patents related to the TVGate technology are currently held by an escrow agent and will be released to Technoprises following payment of the fourth installment, out of seven, due at the end of September, 2004.

The TVGate technology is an “iTV Communication Platform” – an open Telco-grade iTV communications platform, which enables pay TV operators to offer their subscribers a wide array of messaging and personal communication applications and is the only vendor offering pay TV providers a cross messaging platform.

The platform is based on the concept of “one management, one provisioning, one user profile database”, while complying with all “Telco grade” requirements. TVGate offers an “a la carte” selection of modular interactive messaging services, including: TV E-mail (T-mail), TV Fax (T-Fax), TV-SMS, TV-Chat, TV-Instant Messaging, TV-Telephony, TV-Voicemail and TV Picture/Video mail.

TVGate offers a cross messaging platform, allowing users to join a large network of existing users of communication services (mobile and Internet users).

TVGate is currently forming strategic partnerships with the major players in the iTV market. These agreements assist TVGate and its partners in providing customers with an end-to-end solution.

Watchow

Watchow Portals, www.watchow.com, is a global concept from Unicorp Ltd. for IP and TV portals that intends to offer a comprehensive branded network of properties and services to consumers and businesses worldwide.  As the first online access to the cross-media Watchow expects to be a leading desktop in terms of multi-devices access, Personal video recording On Line, household and business cross-media user access, reaching audience worldwide.

Conditions to the Transaction

        Conditions to the closing of the Transaction. The obligations of BVR and the Sellers to consummate the transactions contemplated in the Agreement are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions:

•	No court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other governmental entity shall have issued any order, which is then in effect and has the effect of making the transactions contemplated illegal or otherwise prohibiting their consummation;

•	The parties shall have timely obtained from each governmental entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the transactions contemplated, including, without limitation, the approval of the Israel Tax Authority (in particular in connection with the consent of the tax authority to the fact that BVR will not be liquidated) and, if applicable, the Restrictive Trade Practices Commissioner and any approvals, waivers and consents as may be required under the Securities Act and under state “blue sky” securities laws;

•	The Agreement and the transactions contemplated thereby, including the capital increase and the Split, shall have been approved and adopted by the requisite vote of BVR’s shareholders.

•	All corporate and other proceedings in connection with the transactions contemplated by the Agreement and all documents and instruments incident to such transactions shall be in a form and substance reasonably satisfactory to the parties and their respective counsel, and the parties and their respective counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

        In addition, the obligation of BVR to consummate the transactions contemplated in the Agreement, is subject, at the option of BVR, to the satisfaction of the following additional conditions:

•	(i) The representations and warranties of the Sellers contained in the Agreement shall be true and correct in all material respects on and as of the date of the Agreement and on and as of the closing as though such representations and warranties were made on and as of such time, except for representations and warranties which were made only as of a specific date, which shall be true and correct in all material respects only as of such date, (ii) the Sellers shall have performed and complied in all material respects with all covenants, obligations and conditions of the Agreement required to be performed and complied with by them as of the closing, and (iii) BVR shall have received officers’ certificates, executed on behalf of Technoprises and TCM by duly authorized officers thereof, certifying as to the accuracy of the matters set forth in clauses (i) and (ii).

•	From the date of the Agreement until the closing, there will have been no material adverse effect in Technoprises or TCM, in the reasonable judgment of BVR.

•	On or prior to the closing, BVR shall have received copies of the following supporting documents: (i) resolutions of Technoprises’s board of directors and shareholders approving the transfer of Technoprises shares to BVR and registering BVR in the company’s Register of Members as the holder of all issued shares of the Technoprises; (ii) duly completed notices of transfer regarding the transfer of all the issued shares of Technoprises as provided above in form and substance acceptable for immediate filing with the Israeli Registrar of Companies; (iii) certain transactions to be performed by Technoprises and TCM shall have completed, all to the complete satisfaction of BVR.

        In addition, the obligation of the Sellers to consummate the transactions contemplated in the Agreement are subject, at the option of the Sellers, to the satisfaction of the following additional conditions:

•	(i) The representations and warranties of BVR contained in the Agreement shall be true and correct in all material respects on and as of the date of the Agreement and on and as of the closing as though such representations and warranties were made on and as of such time, except for representations and warranties which were made only as of a specific date, which shall be true and correct in all material respects only as of such date, (ii) BVR shall have performed and complied in all material respects with all covenants, obligations and conditions of the Agreement required to be performed and complied with by it as of the closing, and (iii) the Sellers shall have received officers’ certificates, executed on behalf of BVR by a duly authorized officer thereof, certifying as to the accuracy of the matters set forth in clauses (i) and (ii).

•	From the date of the Agreement until the closing, there will have been no material adverse effect in BVR, in the reasonable judgment of the Sellers.

•	On or prior to the closing, the Sellers shall have received copies of the following supporting documents: (i) true and correct copies of resolutions of BVR’s Board of Directors issuing and allotting the shares to the Sellers against the transfer of the Technoprises shares and registering the Shareholders in BVR’s Register of Members, in a form satisfactory to the Sellers and their counsel; (ii) true and correct copies of resolutions of BVR’s shareholders authorizing the issuance and allotment of the shares to the Shareholders against the transfer of the Technoprises shares, in a form satisfactory to the Sellers and their counsel; and (iii) a duly completed notice of such issuances in form and substance acceptable for immediate filing with the Israeli Registrar of Companies.

•	BVR shall have converted all of its convertible debt in Coresma Ltd. into equity, so that following such conversion BVR shall hold more than fifty percent (50%) of Coresma Ltd.‘s share capital (on a fully-diluted basis).

•	Mr. Yehoshua Agassi and Mr. Yaron Sheinman will have submitted their resignation from BVR’s Board of Directors, effective as of the closing.

•	Mr. Yaron Sheinman will have consented to the cancellation of 850,000 options to purchase BVR shares, nominal value NIS 0.50 each, and such options shall have been cancelled by BVR.

Put Option

Pursuant to the Agreement the Shareholders granted to the shareholders of BVR as of the closing date (the “Rightholders”) a put option, to sell their BVR Shares to the Shareholders at a price per share of US$0.04 (four cents) per BVR share, nominal value NIS 0.01 each. The Put Option shall be exercisable in the event that during the twelve (12) month period commencing six (6) months following the closing date, the average market value of BVR shall be not less than US$ 6,500,000 (six million five hundred thousand United States dollars) for a period of sixty (60) calendar days (the “Triggering Event”). Immediately following the occurrence of a Triggering Event, the Shareholders will provide a notice of offer to the Rightholders providing them with not less than thirty (30) days to exercise the Put Option at the Put Option price from the date such offer is effective under any registration requirements.

Without derogating from any other right or remedy of Technoprises and the Shareholders, in the event the Board of Directors of BVR determined in good faith that there was a material breach of any representations or warranties of BVR which caused the Sellers direct losses in excess of $100,000, and such breach shall not be cured within 30 days of a breach notice from the Shareholders to the Rightholders, following the good faith determination by the BVR Board of Directors, the Rightholders will automatically lose their rights to the Put Option.

Additional Covenants

In the Agreement the parties agreed to the following additional covenants:

•	The Shareholders undertook that (i) BVR, Technoprises and TCM will not issue securities to Comverse Ltd. in connection with the Agreement, and any payment to Comverse Ltd. in the form of securities will be made by the Shareholders out of the shares of BVR held by the Shareholders; (ii) after the closing date, BVR, Technoprises or TCM will not issue securities in connection with any transaction contemplated by the Agreement, and in any event no issuance of securities for transactions prior to the closing date shall render the representations and warranties of the Sellers as to the capitalization of Technoprises or TCM (on a fully-diluted basis), as of the closing, inaccurate or dilute the holdings of the existing shareholders of BVR below 10% of BVR’s issued and outstanding share capital, on a fully-diluted basis; and (iii) any broker’s fee payable by the Sellers, shall be payable by the Sellers and will not dilute the holdings of the existing shareholders of BVR below 10% of BVR’s issued and outstanding share capital, on a fully diluted basis.

•	The Shareholders undertook that future acquisitions of technology based entities, IP assets or technology by or on behalf of the Shareholders their respective shareholders, subsidiaries, parent companies and affiliates, in the IT sector in the fields of telecommunications and media for the cross media environment, shall be made by BVR or Technoprises;

•	BVR shall make reasonable efforts to effect the termination of all outstanding options to purchase securities of the Company.

•	The Shareholders and BVR agreed that so long as the BVR Directors shall be subject to any possible proceeding by reason of the fact that the BVR Directors were office holders under all applicable statutes of limitations, BVR shall obtain and maintain in full force and effect directors’ and officers’ liability insurance (“D&O Insurance”) in reasonable amounts from established and reputable insurers, effective as of the closing. In all policies of D&O Insurance, the BVR Directors shall be named as an insured in such a manner as to provide the BVR Directors the same rights and benefits as are accorded to the most favorably insured members of BVR’s Board of Directors.

“BVR Directors” shall mean all persons who served as members of the Board of Directors of BVR as of October 1, 1998 through the closing.

The shareholders of the Company are requested to adopt the following resolution:

        TO APPROVE, RATIFY AND CONFIRM the share purchase agreement (the “Agreement”) by and among the Company, Technoprises Apros & Chay Ltd. (“Technoprises”), and Apros & Chay MB Ltd., Prosper Abitbol and Avigdor Olshansky (the “Shareholders” and together with Technoprises “the Sellers”), dated as of December 22, 2003, pursuant to which the Company is to issue to the Shareholders 88,539,309 Ordinary Shares of the Company, which following their issuance shall equal to 90% of the issued share capital of the Company (the “Consideration Shares”). TO further APPROVE the issuance of the Consideration Shares to the Shareholders pursuant to the Agreement.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Proposal 2 – Split of Share Capital

The shareholders of the Company are requested to adopt the following resolution:

TO SPLIT all of the Company’s issued and un-issued Ordinary Shares, such that every 1 Ordinary Share, nominal value NIS 0.50, shall be split into 50 Ordinary Shares, nominal value NIS 0.01 each (the “Split”), such that the authorized share capital of the Company after the Split shall be NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company shall be NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS 0.01 each.

        After the Split to cancel 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS 0.01 each, such that after such cancellation, the authorized share capital of the Company shall be NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company shall be 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

TO AMEND the Articles of Association of the Company accordingly.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Proposal 3 – Increase of Share Capital

The shareholders of the Company are requested to adopt the following resolution:

TO INCREASE the Company’s authorized share capital by NIS 1,700,000, divided into 170,000,000 Ordinary Shares, nominal value NIS 0.01 each.

Following the above the Company’s authorized share capital shall be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, nominal value NIS 0.01 each.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Proposal 4 – Change of Name

The shareholders of the Company are requested to adopt the following resolution:

TO CHANGE the name of the Company to Technoprises Ltd. or any other similar name which shall be approved by the Registrar of Companies.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Proposal 5 – One-Time Payment to Yaron Sheinman, CEO and Director of the Company

As Yaron Sheinman, the CEO and a director of the Company, has not been paid any consideration for the hard work he has invested in the Company since May 1, 2003, managing the day to day affairs of the Company and negotiating the terms of the Transaction, to pay to Yaron Sheinman, or a company on his behalf, a one-time payment in the amount of $50,000 plus VAT. The above resolution was approved by the Audit Committee and the Board of Directors of the Company.

The shareholders of the Company are requested to adopt the following resolution:

TO PAY to Yaron Sheinman, CEO and director of the Company, or a company on his behalf, a one-time payment in the amount of $50,000 plus VAT for his services to the Company as of May 1, 2003 until today, including the services of managing the day to day affairs of the Company and negotiating the terms of the Transaction.

        The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Proposal 6 – Trust Agreement with Yigal Arnon & Co.

The shareholders of the Company are requested to adopt the following resolution:

        TO ENTER into a trust agreement with Yigal Arnon & Co., pursuant to which Yigal Arnon & Co. shall serve as a trustee for the shareholders of the Company, on the date of the closing of the Agreement, and shall hold any funds and balances in the Company’s accounts, the Company’s shares in Forever Blue Technologies Ltd. (previously BrightCom Technologies Ltd.) (“Forever Blue”) and any funds that might be received by the Company in connection with the shares of Forever Blue and distribute such assets, if any, to the shareholders of the Company, as of the closing, at a later date.

        The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote “FOR” this Proposal.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Dated: January 20, 2004